02042027

82- SUBMISSIONS FACING S

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sega Corporation

*CURRENT ADDRESS 2-12, Haneda 1-chome
Ohta-Ku
Tokyo JAPAN 144-8531

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 26 2002
THOMSON FINANCIAL

FILE NO. 82- 3439 FISCAL YEAR 3/31/01

- *Complete for initial submissions only* ** *Please note name and address changes*

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DATE : 6/18/02

1 - A 439

SEGA®

S E G A   C O R P O R A T I O N

ANNUAL REPORT 2001

Year ended March 31, 2001


Virtua Fighter 4
Get Bass 2
SEGA BASS FISHING

CONSOLIDATED FINANCIAL HIGHLIGHTS

SEGA CORPORATION and Consolidated Subsidiaries
Years ended March 31, 1999, 2000 and 2001

			Millions of yen	Thousands of U.S. dollars
	1999	2000	2001	2001
For the year:				
Net sales:				
Consumer product sales	¥ 84,694	¥186,189	¥115,753	$ 934,245
Amusement center operations	93,128	79,212	74,657	602,559
Amusement machine sales	88,372	73,654	52,503	423,753
Total	¥266,194	¥339,055	¥242,913	$1,960,557
Cost of sales	¥201,819	¥290,492	¥218,235	$1,761,380
Gross profit	64,375	48,563	24,678	199,177
Selling, general and administrative expenses	62,287	88,917	76,697	619,024
Operating income (loss)	2,088	(40,354)	(52,019)	(419,847)
Net loss	(42,881)	(42,880)	(51,730)	(417,514)
Depreciation and amortization	26,141	23,945	28,541	230,355
At year-end:				
Total assets	425,614	375,341	284,466	2,295,932
Total shareholders' equity	80,641	80,725	91,687	740,008
Financial ratios:				
Return on average assets	—%	—%	—%	—%
Return on average equity	—	—	—	—
Payout ratio	—	—	—	—

			Yen	U.S. dollars
	1999	2000	2001	2001
Net loss per share—basic	¥(425.3)	¥(390.6)	¥(341.6)	$(2.76)
Cash dividends per share	39.0	—	—	—

Notes: 1. U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥123.9=US$1, the exchange rate prevailing at March 31, 2001.
2. Net loss per share figures have been computed using the weighted average number of shares outstanding during each period.

CONTENTS

Effective November 1, 2000, the Company's name was changed to SEGA CORPORATION.

SEGA CORPORATION, founded in 1951 and incorporated in 1960, was reborn in 2001. In 2001, we created a medium-term strategy and implemented a structural reform plan through which we aim to become the world's top content provider. To launch the products, technologies, and interactive entertainment of tomorrow, we are centering our creative energies on our new core business of providing content.


Anniversary
SONIC
THE HEDGEHOG
10TH

Sonic's 10th Anniversary

"SONIC THE HEDGEHOG," a SEGA game character, celebrated its 10th anniversary in June 2001.

A symbol of SEGA, "SONIC THE HEDGEHOG" has evolved into not only an industry but a cultural phenomenon and, now, is a part of everyday life.

SONIC software is a perennial top title and long-term seller and one of SEGA's most important assets. The software can now be used with a variety of new platforms, ensuring that more people than ever can meet SONIC and that "SONIC fever" will continue to spread. SONIC is moving forward with SEGA.


Yoshiji Fukushima
Chairman
Hideki Sato
President
Content

SEGA CORPORATION has been constantly creating innovative forms of recreation in its consumer products and amusement businesses and has secured a solid position in the field of entertainment in the markets of Japan, the United States, and Europe. However, on January 31, 2001, we discontinued the production of Dreamcast, which had been fighting an uphill battle, and we will now concentrate our corporate resources on the content and amusement businesses.

Henceforth, in the content business, we will focus our efforts on ensuring a high-profitability organization and becoming the world's top content provider. Concurrently, in the amusement business, we will exhibit a greater than ever role in market leadership.

To this end, we have created a structural reform plan for the conversion of our business configuration, reform of our financial structure and business operations, and reorganization of our overseas sales subsidiaries and affiliates. At the same time, we are making the SEGA Group a more powerful corporate structure by definitively streamlining the parent company itself and striving to strengthen our financial position and improve profitability.

To implement these management policies, SEGA has set up the Structural Reform Promotion Headquarters, through which it is giving impetus to its reform efforts with quantifiable targets. The essence of these reforms is to transform our revenue structure into a solid framework for

Constructing a profitable corporate structure through structural reforms

Striving to be the world's top content provider

Expanding our share of the amusement market and creating new markets

profitability through the resolute implementation of each and every initiative. In this spirit, we have adopted a new corporate maxim—"Changing shape, changing clan, and changing keep." Changing shape directly corresponds to our desire to reform our business structure. Changing clan refers to the reevaluation of the overall structure and operations of the SEGA Group. Changing keep indicates our intention to build SEGA's revenue structure anew; moreover, a keep, besides being the means of securing a living, is the strongest part of a castle, and positioning revenues as the most powerful aspect of SEGA is always a goal. We will do away with outmoded business models, complete structural reforms at the earliest possible date, and exert maximum effort toward the new birth of SEGA as a highly productive company with limitless growth potential and enduring competitive strength.

August 2001

Yoshiji Fukushima
Chairman

Hideki Sato
President



Tetsu Kayama
Chief Operating Officer

On January 31, 2001, SEGA set out its management policies and management strategy for the recovery of profitability, established its Structural Reform Promotion Headquarters, and enacted the following structural reform plan.

Structural

Withdrawal from Hardware Operations (Structural Reform Framework)

	Previous Business Model		*New Business Model*
Hardware Business	Buildup of excess product and component inventories	⇒	Dispelling operating losses through withdrawal from hardware operations
Content Business	Sluggish growth and low yield for Dreamcast	⇒	Maximizing revenues through adoption of a multiplatform strategy
Overseas Consumer Business Subsidiaries	High-cost structures required for expansion in hardware sales	⇒	Structural conversion to software vendors
Network Business	Swelling advance investments based on the premise of expansion in hardware sales	⇒	Business model centered around game server operations
SEGA as a Whole	Manufacturer-oriented structure; bloated organization	⇒	Streamlining and decentralization
	•Large-scale capital investment required •Heavy business risk •Rigid business model •Waning content asset values		•Smaller-scale capital investment •Lighter business risk •Flexible business model •Maximization of content asset values

Financial reform

Short-term target	*•Achieve positive free cash flow by fiscal 2002*
Medium-term targets	*•Achieve ROE of 15% or greater by fiscal 2004*
	•Achieve an equity ratio of 50% or greater by fiscal 2004
	•Reduce interest-bearing debt ¥65.0 billion by fiscal 2004

Operational reform

Short-term targets	*•Return SEGA's non-consolidated operating income to the black in fiscal 2002*
	•Return consolidated operating income to the black in fiscal 2002
Medium-term target	*•Achieve a 15% or greater ratio of consolidated operating income to net sales by fiscal 2004*

Financial Reform

1) To improve and streamline the balance sheet, we will:

•write off the liquidation of inventories necessitated by the cessation of Dreamcast hardware production, faltering stock values for struggling overseas subsidiaries, and the scaling down of overseas network operations, thereby carrying no nonperforming assets forward into fiscal 2002, and

•produce a balance sheet suited to our new operational framework by rationalizing and increasing the liquidity of assets.

2) To streamline and curtail investments, we will:

•liquidate and sell off existing nonprofitable investment securities, and

•not invest in securities that are deemed strategically ineffective.

3) To reorganize affiliates, we will:

•change the organization in accordance with the parent company's business strategies, and

•liquidate or sell off loss-making affiliates or affiliates that do not conform with Group business policies.

4) To secure positive free cash flow, we will:

•implement business revenue improvement measures and the sale of assets.

Operational Reform

1) In our content business, we will:

•supply software for other manufacturers' platforms and make efficient use of existing software assets,

•review cost structures and clarify responsibility so as to convert fixed costs to variable costs and enhance developmental productivity, and

•strengthen the SEGA brand of PC software and supply content for mobile devices.

2) In our amusement business, we will:

•expand existing market share through improved efficiency in amusement center operations and the streamlining of machine sales through the use of new sales methods,

•open new amusement center locations, develop new markets, and foster new types of amusement centers that blend the elements of other industries together under a total perspective of entertainment, and
•develop and supply astonishing new games and products that redefine the concept of value.

3) To reorganize overseas consumer product subsidiaries, we will:

•convert the structure and scale of our hardware/software sales subsidiaries to create companies specializing in software sales and change to rules governing transactions with the parent company that will more clearly define responsibility, and
•strengthen the administrative framework of these software sales subsidiaries and reduce costs.

4) To reorganize our network subsidiaries, we will:

•freeze or scale down new infrastructure investments in European and North American network subsidiaries, and
•raise competitiveness and corporate value by consolidating intra-Group server operations expertise in Isao Corporation.

5) To improve the parent company itself, we will:

•reduce costs by scaling back our organization and staff in accordance with our new operational configuration,
•improve managerial efficiency by reducing selling, general and administrative expenses and implementing the unified control of R&D expenses, and
•strengthen rules governing such matters as inventories and capital investment.

6) In new business, we will:

•work closely with our affiliates to expand into visual software sales and create new content business using cartoon characters.

Strategy

[illegible] st[illegible] s[illegible] [illegible] [illegible] log of past softwar[illegible]s, and its experience gained thr[illegible] the development of numerous network games. In the months and years ahead, we will make even greater use of these assets and firmly implement the following management strategy to become the world's top content provider.

SEGA's Strengths


Brand Power
SEGA
Stable Amusement Operations
Creative Energy

Content Strategy

In the area of game software, SEGA boasts top-ranking brands in Japan, the United States, and Europe. However, to achieve our goal of becoming the world's top content provider, we will implement content-oriented business development.

1) Supplying software for other manufacturers' platforms

We will closely scrutinize each of our software titles, both new and old, in terms of the characteristics of their targeted hardware, user demographics, current market conditions, and economic viability. Based on these results, we will aggressively market software compatible with the platforms of such systems as Sony Computer Entertainment Inc.'s PlayStation 2, Microsoft Corporation's Xbox, and Nintendo Co., Ltd.'s NINTENDO GAMECUBE™, offering a flexible selection of titles.

2) Continuation of Dreamcast software

In fiscal 2001, SEGA ceased production of its Dreamcast home video game console. During fiscal 2002, we will strive to deliver the remaining inventory of Dreamcast units to end users (households) at the earliest possible date, thus ensuring our sales plans for Dreamcast software.

3) Supplying software for PCs and mobile IT devices

Concerning existing PC software sales, we will reconfigure our software content lineup under the SEGA PC brand name and strive to join the ranks of the world's leading PC software manufacturers.

With regard to mobile IT devices, we currently provide content primarily through development subsidiaries for NTT DoCoMo, Inc.'s i-mode and the J-PHONE Group's J-SKY mobile Internet services. From now on, we will comprehensively oversee these operations and aggressively develop this market segment.

4) Strengthening other content business

While basing our content operations in the two main segments of packaged games and network games, we will expand other business by working closely with such related affiliates as SEGA TOYS, Ltd., to market content and visual software that use cartoon characters as well as create new content and business models.

Amusement Strategy



Akira Nagai
Representative Director

Although it has been said that the amusement market has been contracting in recent years, SEGA's taking of the initiative in implementing radical streamlining and efficiency-raising measures consolidated an industry position that perfectly complements these efforts and will soon result in unquestioned market supremacy. Already, the impression of SEGA being the sole company in the amusement industry capable of supplying a full lineup of new products is growing.

In the months and years ahead, we will strive to expand our market share by boldly and aggressively developing locations, user bases, and products as the industry leader in creating new markets.

1) Facilities development

SEGA has completed the closure of all its loss-making and low-profit traditional amusement centers. We will strive to expand our market share further by opening new centers and new types of centers based on finely tuned market research and marketing efforts.

2) Outfitting facilities for networked operations

SEGA will equip its amusement centers to function as local network hubs that are capable of fulfilling the diverse demand for network content resulting from the spread of the Internet, mobile Internet devices, and other components of the rapidly developing infrastructure of the networking society.

3) Seizing top market position with our commercial video game board

SEGA's NAOMI computer graphic (CG) system board for amusement center game machines has already set the standard for numerous game machines. We will further solidify our position in the commercial-use system board industry by supplying not only NAOMI but also boards that are compatible with other manufacturers' architectures. Furthermore, by applying our network technologies to these boards and making them network compatible, we will form synergies between commercial-use and consumer-oriented businesses.

4) Developing new key arcade games

The history of SEGA is almost synonymous with the history of arcade games. SEGA will return to its roots once more and apply its world-class creative power and collective strengths to the creation of video games for amusement centers that will astound and delight players, thus leading the world's amusement industry.

SEGA's "Phantasy Star Online," the consumer market's first worldwide network role-playing game, was awarded the grand prize at the Fifth Annual Japan Game Awards.











Role Playing

Driving

R. Nakagawa

SEGA Bass Fishing
Zombie Revenge
Airline Pilots
Brave Firefighters
Emergency Call Ambulance
The House of the Dead
World Series Baseball 2K1


GetBass2





H. Oguchi

Virtual On
Crazy Taxi 2
Virtua Tennis 2
Derby Owners Club 2000





T. Nagoshi

Super Monkey Ball
Planet Harriers
Virtua Striker 3





K. Sasaki

Star Wars Racer Arcade
EA Sports Nascar Arcade
Cosmic Smash





S. Arai

Jet Set Radio Future
GUNVALKYRIE
Let's Make a J. League Professional Soccer Club!
Let's Make a Japanese Professional Baseball Team!
Hundred Swords
THE TYPING OF THE DEAD



















Simulation

Shooting

Sports

N. Ohba

Eternal Arcadia
Sakura Wars 3
Guru Guru Onsen 2







Y. Naka

Sonic Adventure 2
Phantasy Star Online 2
Samba de Amigo 2000
Chu Chu Rocket







T. Mizuguchi

Space Channel 5
Rez



Y. Makino

SOUND DEVELOPMENT
Roommania#203



Y. Suzuki

Virtua Fighter 4
Shenmue 2
Beach Spikers
F355 Challenge
Virtua Cop
Outtrigger


Virtua Fighter 4





G.A. Thomas

NFL 2K2
NBA 2K2






SPEED
THRILL




SONIC
ADVENTURE

At the dawn of the 21st century, the environment surrounding the amusement industry and the consumer product and game markets in which SEGA operates is undergoing tremendous change. Specifically, as exemplified by the Internet and mobile Internet devices, methods of recreational and amusement communication are changing. Individualization and specialization in needs and desires have led to heightened demand for top-quality goods and services, and consumer trends have become increasingly diverse, particularly among younger consumers. Owing to these and other factors, severe business conditions persisted throughout fiscal 2001.

Conditions were particularly severe for consumer product sales. Since entering the home video game unit market in 1983, SEGA has constantly provided appealing products using the most advanced technologies. However, conditions surrounding the game market are in tremendous upheaval and have regrettably necessitated substantial changes to the traditional business model for home game units.

SEGA's Dreamcast business lost significant momentum during the all-important pre-Christmas sales season, thus upsetting the balance between hardware and software businesses, which relied on expansion in hardware sales. These conditions have hampered the establishment of a profitable business structure.

Accordingly, the decision was made on January 31, 2001, to cease production of Dreamcast hardware, and a structural reform plan for future profit recovery that we are now implementing was drawn up.

AMUSEMENT MACHINE SALES

Amusement machine sales in fiscal 2001 amounted to ¥52,503 million, down 28.7% compared with the previous fiscal year, and operating income totaled ¥9,634 million.

In domestic amusement machine sales, SEGA succeeded in increasing both revenues and profit by supplying a full range of products, including new products, mainstay products, and prize products. Products







making particularly noteworthy contributions to sales included "Derby Owners Club" and "Derby Owners Club 2000," which simulate race horse raising, the horse-racing medal game "Star Horse," the skateboarding simulation game "Air Tricks," "Shakatto Tambourine!," and "Confidential Mission." Our UFO Catcher series of prize machines and the attendant prizes also contributed to revenues during the term.

Overseas, although we strove to generate sales by supplying products that are well suited to the unique characteristics of each region, results declined substantially for the term, due primarily to market slowdowns in Asia and Europe.

AMUSEMENT CENTER OPERATIONS

Sales in amusement center operations for fiscal 2001 declined 5.8% compared with the previous term, to ¥74,657 million, and operating income amounted to ¥8,242 million.

In amusement center operations, SEGA solidified its stable revenue foundation by continually implementing such streamlining initiatives as the ongoing closure of loss-making and low-profit amusement centers that began in the previous term. Furthermore, spinning off the amusement center operations division in October 2000 enabled us to implement more regionally focused and finely tuned programs for attracting customers, reflect customer trends in center operations more quickly, and pursue more meticulous cost-cutting. These advantages, combined with our concerted sales efforts, made a significant contribution to business results during the term and resulted in increased profitability despite the decline in sales that resulted from the decrease in the number of amusement centers operated.

CONSUMER PRODUCT SALES

Consumer product sales declined 37.8% compared with the previous term, to ¥115,753 million, and an operating loss of ¥69,187 million was recorded.

Domestic sales volumes for the Dreamcast home video game console amounted to 470 thousand hardware


CLUB SEGA
OPEN

units and 4.75 million software units. In the United States, 1.78 million hardware units and 13.65 million software units were sold. Hardware and software sales in Europe were 930 thousand units and 4.83 million units, respectively, and 210 thousand units and 640 thousand units in Asia (outside Japan), respectively. A total of 3.39 million hardware units and 23.87 million software units were sold worldwide during fiscal 2001, for respective totals of 8.20 million units and 51.63 million units since Dreamcast was first brought to market. Results fell far short of their targets, particularly regarding hardware sales volume.

In Dreamcast software, SEGA attracted new users around the world with "Phantasy Star Online 2," a role-playing game for the 21st century and the consumer market's first worldwide network game. It also took first prize at the Fifth Annual Japan Game Awards.

In addition, in overseas markets, we brought to market numerous major titles in a wide variety of genres, including the extremely popular "NFL 2K1" and "NBA 2K1" as well as "Power Smash," "Jet Set Radio Future," "Eternal Arcadia," "Sakura Wars 3," and "Sonic Shuffle."

Sales by business segment	Millions of yen 2000	Millions of yen 2001	Thousands of U.S. dollars 2001
Net sales:	¥339,055	**¥242,913**	**$1,960,557**
Consumer product sales	186,189	**115,753**	**934,245**
Amusement center operations	79,212	**74,657**	**602,559**
Amusement machine sales	73,654	**52,503**	**423,753**

Note: U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥123.9=US$1, the exchange rate prevailing at March 31, 2001.

In Memory of...

Isao Okawa



People say that the emergence of any new industry is always preceded by some "prophetic manifestation." I believe that God gives the "momentum of the times" as an aid for those who grasp these "prophetic manifestations" and who, at the risk of their own lives, seize upon that moment to create a new business. I believe as well that God gives these same individuals a social responsibility, a "mission," to contribute to the world at large. These few sentences provide an accurate summary of the story of my life.

Regretfully, Isao Okawa, the founder of the CSK Group and who served as chairman and president of SEGA CORPORATION, passed away on March 16, 2001. During his fortuitous encounter with computers while participating in a training session on IBM's punch card system in 1962, Mr. Okawa clearly envisioned the future advent of the networking society. In 1968, at the age of 42, he founded Computer Service K.K. (CSK) with just 10 employees. Through his foresight and enterprising spirit, Mr. Okawa went on to develop a wide range of businesses in the field of information.

The relationship between SEGA and Mr. Okawa began in 1984, when SEGA was acquired from Paramount, Inc., of the United States. Mr. Okawa was quick to recognize the future potential of SEGA as one of the proud few Japanese entertainment businesses. He brought about the networking of home video games, had grand dreams for the industry's future, and set up the signposts guiding the way. This resulted in the formation of the CSK SEGA Group, which maintains wide-ranging business activities spanning the core businesses of network operations through entertainment and unwaveringly promotes strategic involvement in information-related companies.

As he dedicatedly developed his business under the firm conviction quoted above, Mr. Okawa was a generous contributor to society. In 1986, he established the Okawa Foundation for Information and Telecommunications, the sole funding of which he supplied entirely himself. In 1995 and 1998, he advocated and sponsored the Junior Summit International conferences. In 1998, he also donated the funding for the construction of the Okawa Center for Future Children at the Massachusetts Institute of Technology and in 1995 provided financial support for victims of the Great Hanshin-Awaji Earthquake. Mr. Okawa received several commendations from the government of Japan in recognition of these remarkable contributions.

Mr. Okawa often remarked that the advent of the networking society that he had foreseen was at hand. Still in full pursuit of this inspired vision, Mr. Okawa passed away at the age of 74 on March 16, 2001.

SEGA will pick up the torch and press on toward the emergence of the networking society that Mr. Okawa had long desired to see realized. We at SEGA sincerely appreciate all of the kindness extended toward Mr. Okawa and join everyone in praying for his happiness in the next world.

BOARD OF DIRECTORS

(As of June 28, 2001)



Chairman
Yoshiji Fukushima



President
Hideki Sato



COO
Tetsu Kayama



Representative Director
Akira Nagai



Director
Hisashi Suzuki



Director
Toshimichi Oyama



Director
Tetsuo Takakura



Director
Masahiro Aozono



Director
Muneaki Masuda

FINANCIAL SECTION

CONTENTS

OVERVIEW

On January 31, 2001, the decision was made to cease the production of Dreamcast hardware, and we came up with a structural reform plan for the future recovery of profitability that we are now implementing. Reflecting efforts aimed at achieving the objectives of this plan at the earliest possible date, for the year ended March 31, 2001, SEGA recorded total other expenses of ¥88.7 billion, mainly comprising a ¥52.4 billion loss on the write-down or disposal of inventories—primarily Dreamcast hardware and peripherals—and a ¥10.2 billion loss on the valuation of investments in securities in accordance with a change in accounting principles for financial instruments.

On the other hand, SEGA realized ¥77.9 billion in income from the donation of the personal assets of the late Isao Okawa, the former chairman and president of the Company. Total assets received amounted to ¥108.6 billion, including ¥33.6 billion in treasury stock, and ¥57.5 billion in investments in securities as well as other assets, while SEGA simultaneously assumed liabilities totaling ¥30.7 billion.

In operational activities, although consumer product sales suffered a sustained slump in demand, amusement center operations and amusement machine sales have been recovering in terms of performance as a result of the continuous implementation of advanced streamlining initiatives.

Consequently, consolidated net sales for fiscal 2001 aggregated ¥242.9 billion ($1,960.6 million), down 28.4% compared with the previous year. Domestic net sales declined 20.8%, to ¥153.3 billion ($1,237.1 million), and overseas net sales worsened 38.4%, to ¥89.6 billion ($723.5 million). On the profit side, SEGA suffered a net loss of ¥51.7 billion ($417.5 million), whereas a net loss of ¥42.9 billion was realized in the previous term.

NET SALES

Consolidated net sales for the term under review amounted to ¥242.9 billion ($1,960.6 million), down 28.4%, or ¥96.1 billion, compared with the previous year. From an overall perspective, this was due mainly to the sustained slump in consumer product sales, which eventually brought about the withdrawal from Dreamcast hardware business, and sluggish overseas performances in amusement machine sales. Net sales by business segment are as follows.

Amusement Machine Sales:

In domestic amusement machine sales, SEGA succeeded in increasing both revenue and profit by supplying a full range of products, including new products, mainstay products, and prize products. Products making particularly noteworthy contributions to sales included "Derby Owners Club" and "Derby Owners Club 2000," games that simulate the raising of race horses, the skateboard simulation game "Air Tricks," and SEGA's series of UFO Catcher machines. Overseas, although SEGA strove to generate sales by supplying products specifically designed to suit the unique characteristics of individual regions, results contracted substantially for the term, with the declines in Asia (outside Japan) and Europe being particularly acute. Nevertheless, overall net sales in the amusement machine sales business segment for fiscal 2001 totaled ¥52.5 billion ($423.8 million), down 28.7% from the previous term. The percentage of net sales for the term accounted for by the segment amounted to 21.6%, approximately the same level as the previous year.

Consumer Product Sales:

A total of 3.39 million hardware units and 23.87 million software units were sold worldwide during fiscal 2001; however, the results fell far short of targets, particularly for hardware units. In Dreamcast software, SEGA attracted new users around the world with "Phantasy Star Online," a role-playing game for the 21st century and the consumer market's first worldwide networking game. In addition, in overseas markets, SEGA developed and marketed numerous titles under the SEGA SPORTS brand, including the extremely popular "NFL 2K2" and "NBA 2K2." However, overall net sales in the consumer product sales business segment dropped 37.8% from the previous term, to ¥115.8 billion ($934.2 million). The percentage of net sales for the term accounted for by the segment was 47.7%, down significantly from 54.9% in the previous term.

Amusement Center Operations:

In amusement center operations, SEGA solidified its stable revenue foundation by continually implementing such streamlining initiatives as the ongoing closure of loss-making and low-profit amusement centers that began in the previous term. Furthermore, spinning off the amusement center operations division in October 2000 enabled SEGA to implement more regionally focused and finely tuned programs for attracting customers, reflect customer trends in center operations more quickly, and pursue more meticulous cost-cutting. As a result, overall net sales in the amusement center operations business segment for fiscal 2001 declined 5.8% compared with the previous term, to ¥74.7 billion ($602.6 million), due to the decrease in the number of facilities in operation. The percentage of net sales for the term accounted for by the segment was 30.7%, an increase from 23.4% in the previous year.

COST, EXPENSES, AND EARNINGS

The cost of sales for the term under review aggregated ¥218.2 billion ($1,761.4 million), a decline of 24.9% compared with the previous term. Gross profit declined 49.2%, to ¥24.7 billion ($199.2 million), and the gross profit ratio fell 4.1 percentage points, to 10.2%, a reflection of the sluggish performance in the consumer product business.

Selling, general and administrative expenses declined 13.7%, to ¥76.7 billion ($619.0 million), primarily as a result of declines in distribution costs and advertising expenses. However, the ratio of selling, general and administrative expenses to net sales increased from 26.2% in the previous term to 31.6%. Meanwhile, total R&D expenses for the term, which were included in manufacturing costs and selling, general and administrative expenses, were ¥22.6 billion ($182.1 million), down ¥8.0 billion from the previous term. As a result, the operating loss deteriorated 28.9% compared with the previous term, to ¥52.0 billion ($419.8 million). By business segment, operating income for the amusement machine sales and amusement center operations business segments improved to ¥9.6 billion ($77.8 million) and ¥8.2 billion ($66.5 million), respectively, from the previous term's figures of a loss of ¥2.7 billion and a profit of ¥4.6 billion, respectively, whereas the operating loss recorded by the consumer product sales business segment worsened to ¥69.2 billion ($558.4 million), compared with the prior year's ¥43.0 billion in loss.

Net total other expenses for the term amounted to ¥3.5 billion ($28.0 million). Although this figure represents little change from the previous term, the content of these expenses changed dramatically. Factors unique to the term under review include a gain on donated assets of ¥77.9 billion ($628.8 million) in connection with the receipt of personal assets from the late Isao Okawa, a ¥52.4 billion ($422.6 million) loss on write-down or disposal of inventories due to the withdrawal from the Dreamcast hardware business, and a ¥10.2 billion ($82.6 million) loss on valuation of investments in securities as a result of the application of a new accounting principle for financial instruments. Consequently, the loss before income taxes and minority interest in earnings of consolidated subsidiaries swelled from ¥43.4 billion in the previous term to ¥55.5 billion ($447.9 million), and the net loss for the term deteriorated to ¥51.7 billion ($417.5 million) from the previous term's ¥42.9 billion loss. Net loss per share was restored ¥49.0, to ¥341.6 ($2.76).

FINANCIAL POSITION

Total assets at year-end were down 24.2%, or ¥90.9 billion, to ¥284.5 billion ($2,295.9 million), compared with the previous year-end due mainly to losses in operating activities, the liquidation of inventories that reflected the sustained slump of the consumer product business, and the withdrawal from the Dreamcast hardware business. In contrast, the donation of personal assets by the late Isao Okawa, the former chairman and president of the Company, contributed significantly to total assets for the term under review.

Total current assets decreased ¥114.5 billion, to ¥96.9 billion ($781.7 million), constituting the primary factor for the decrease in total assets. Among current assets, factors contributing to the decrease included declines of ¥56.3 billion in cash and time deposits, ¥13.9 billion in marketable securities, and ¥26.0 billion in inventories comprising products and materials. The decline in marketable securities was due to a reclassification from current assets to investments in securities in accordance with the adoption of a new accounting principle for financial instruments.

Investments and advances increased ¥48.0 billion, to ¥88.4 billion ($713.3 million), due mainly to increases of ¥39.4 billion in investments in securities and ¥8.8 billion in other investments, which were derived mostly from donated assets and reclassifications from marketable securities.

Property and equipment decreased ¥7.7 billion, to ¥67.0 billion ($540.7 million), due mainly to a disposal of amusement machines and facilities.

A translation adjustment of ¥9.9 billion ($79.6 million) was classified as a component of shareholders' equity as opposed to a component of assets or liabilities with the effect of adopting the new accounting principle.

Total current and long-term liabilities decreased ¥103.0 billion, to ¥192.0 billion ($1,549.5 million). The redemption of convertible bonds bearing interest at 0.55% and due 2000 amounting to ¥88.1 billion contributed to a decrease in short- and long-term interest-bearing debt of ¥83.0 billion, to ¥120.1 billion ($969.5 million). Other factors contributing to the decrease included a decline in notes and accounts payable, stemming mainly from the withdrawal from the Dreamcast hardware business.

Total shareholders' equity improved ¥11.0 billion, to ¥91.7 billion ($740.0 million), due primarily to the issuance of common stock to related parties of ¥101.4 billion ($818.2 million); however, most of the rise due to the issuance was offset by increases in accumulated deficit, treasury stock, and translation adjustment.

CASH FLOWS

Consolidated cash and cash equivalents at end of year were down ¥60.7 billion compared with the previous fiscal year-end, to ¥37.6 billion ($303.7 million). This was due primarily to the net use of ¥74.0 billion in operating activities that reflected such factors as the recording of a loss before income taxes and minority interests in earnings of consolidated subsidiaries of ¥55.5 billion.

Net cash used in operating activities totaled ¥74.0 billion ($597.0 million), shooting up 740.5% from the previous term. In addition to the incurring of an operating loss of ¥52.0 billion, this increase was due to such factors as a ¥17.7 billion decrease in notes and accounts receivable and a ¥31.1 billion decrease in notes and accounts payable resulting from the contraction of Dreamcast operations.

Net cash provided by investing activities amounted to ¥7.9 billion ($63.9 million), compared with ¥1.8 billion used in the previous term. This was due primarily to ¥14.8 billion in proceeds from investments in securities that have more than offset ¥7.0 billion in payments for purchases of property and equipment.

Net cash provided by financing activities amounted to ¥4.5 billion ($36.0 million), compared with ¥21.6 billion used in financing activities in the previous term. This reflected such factors as ¥101.4 billion in the issuance of common stocks to related parties and redemption of ¥88.1 billion in convertible bonds.

CONSOLIDATED BALANCE SHEETS

SEGA CORPORATION and Consolidated Subsidiaries
March 31, 2000 and 2001

	Millions of yen		Thousands of U.S. dollars (Note 1 (1))
ASSETS	2000	2001	2001
Current Assets:			
Cash and time deposits (Note 3)	¥ 93,913	¥ 37,633	$ 303,737
Notes and accounts receivable (Note 9)	37,642	20,827	168,095
Marketable securities (Notes 3 and 5)	13,934	—	—
Lease-backed notes receivable (Note 3)	3,000	—	—
Inventories (Note 4)	42,598	16,620	134,141
Prepaid expenses	6,122	1,762	14,221
Other current assets (Note 22)	15,383	23,361	188,547
Less allowance for doubtful accounts	(1,214)	(3,350)	(27,038)
Total current assets	211,378	96,853	781,703
Investments and Advances:			
Investments in securities (Notes 5, 6 and 22)	34,377	73,795	595,601
Long-term loans receivable (Note 22)	4,709	3,335	26,917
Other investments (Note 22)	9,388	18,176	146,699
	48,474	95,306	769,217
Less allowance for doubtful accounts	(8,102)	(6,932)	(55,948)
Total investments and advances	40,372	88,374	713,269
Property and Equipment (Note 7):			
Amusement machines and facilities	64,835	19,796	159,774
Buildings and structures	51,787	39,152	315,997
Other	27,447	19,642	158,531
	144,069	78,590	634,302
Less accumulated depreciation	(92,276)	(34,527)	(278,668)
	51,793	44,063	355,634
Land	22,925	22,935	185,109
Total property and equipment	74,718	66,998	540,743
Fixed Leasehold Deposits (Note 7)	20,968	18,815	151,856
Deferred Charges and Intangible Assets	16,881	11,476	92,623
Excess Investment Costs over Net Assets of Consolidated Subsidiaries Acquired	2,247	1,950	15,738
Translation Adjustment (Note 2 (2))	8,777	—	—
Total assets	¥375,341	¥284,466	$2,295,932

The accompanying notes are an integral part of these statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen		Thousands of U.S. dollars (Note 1 (1))
	2000	2001	2001
Current Liabilities:			
Short-term bank loans (Notes 6 and 22)	¥ 21,008	**¥ 38,306**	**$ 309,169**
Current portion of convertible bonds (Note 8)	88,452	**—**	**—**
Current portion of long-term debt (Note 8)	477	**52,232**	**421,566**
Notes and accounts payable (Note 9):			
Trade	56,138	**29,051**	**234,471**
Other	3,231	**3,890**	**31,396**
	59,369	**32,941**	**265,867**
Accrued expenses	15,490	**18,215**	**147,014**
Income taxes payable (Note 10)	1,048	**1,339**	**10,807**
Deferred income taxes (Note 10)	4,919	**—**	**—**
Reserve for guaranteed obligation (Note 15)	1,589	**—**	**—**
Other current liabilities (Note 22)	4,231	**12,074**	**97,450**
Total current liabilities	196,583	**155,107**	**1,251,873**
Long-Term Liabilities:			
Long-term debt (Note 8)	93,178	**29,581**	**238,749**
Accrued employees' retirement benefits (Note 23)	737	**3,119**	**25,173**
Accrued retirement benefits for directors and corporate auditors	50	**41**	**331**
Deferred income taxes (Note 10)	—	**2,171**	**17,522**
Other	4,475	**1,966**	**15,868**
Total long-term liabilities	98,440	**36,878**	**297,643**
Minority Interests in Consolidated Subsidiaries	(407)	**794**	**6,408**
Commitments and Contingencies (Note 20)			
Shareholders' Equity (Note 25):			
Common stock, par value ¥50 per share:			
Authorised—200 million shares and 600 million shares at March 31, 2000 and 2001, respectively			
Issued—122,495,720 shares and 162,398,464 shares at March 31, 2000 and 2001, respectively	64,149	**117,919**	**951,727**
Additional paid-in capital	63,674	**117,440**	**947,861**
Accumulated deficit	(48,248)	**(100,185)**	**(808,596)**
Unrealised gain on investments in securities (Note 5)	1,160	**23**	**186**
Treasury stock (Note 22)	(10)	**(33,647)**	**(271,566)**
Translation adjustment (Note 2 (2))	—	**(9,863)**	**(79,604)**
Total shareholders' equity	80,725	**91,687**	**740,008**
Total liabilities, minority interests in consolidated subsidiaries and shareholders' equity	¥375,341	**¥284,466**	**$2,295,932**

CONSOLIDATED STATEMENTS OF OPERATIONS

SEGA CORPORATION and Consolidated Subsidiaries
For the years ended March 31, 1999, 2000 and 2001

			Millions of yen	Thousands of U.S. dollars (Note 1 (1))
	1999	2000	**2001**	**2001**
Net Sales	¥266,194	¥339,055	**¥242,913**	**$1,960,557**
Cost of Sales	201,819	290,492	**218,235**	**1,761,380**
Gross profit	64,375	48,563	**24,678**	**199,177**
Selling, General and Administrative Expenses	62,287	88,917	**76,697**	**619,024**
Operating (loss) income	2,088	(40,354)	**(52,019)**	**(419,847)**
Other Income (Expenses):				
Interest and dividend income	1,313	1,462	**2,021**	**16,312**
Interest expense	(2,175)	(3,226)	**(2,414)**	**(19,483)**
Loss on write-down or disposal of inventories (Note 16)	(11,497)	(1,745)	**(52,365)**	**(422,639)**
Loss on sale or disposal of property and equipment	(436)	(2,092)	**(3,757)**	**(30,323)**
Loss on dissolution of a subsidiary	(8,499)	—	**—**	**—**
Loss on valuation of investments in securities (Note 18)	(1,986)	(599)	**(10,237)**	**(82,623)**
Loss on valuation of cash trust for investments	(1,330)	—	**—**	**—**
Gain on donated assets (Note 22)	—	—	**77,913**	**628,838**
Gain on sale of network department (Note 13)	—	3,572	**—**	**—**
Gain on sales of investments in securities (Note 12)	—	10,205	**1,693**	**13,664**
Net gain (loss) on foreign exchange	—	(2,458)	**3,585**	**28,935**
Additional provision for accrued employees' benefits (Notes 2 (14) and 23)	—	—	**(2,386)**	**(19,258)**
Additional benefits for retirees	—	(2,016)	**(945)**	**(7,627)**
Reserve for guaranteed obligation (Note 15)	—	(1,590)	**—**	**—**
Amortization of discounts on bonds	(686)	—	**—**	**—**
Amortization of bond and note issue expenses	(723)	(734)	**(734)**	**(5,924)**
Equity in losses of non-consolidated subsidiaries and affiliates	(6,379)	(1,442)	**(2,942)**	**(23,745)**
Provision for doubtful accounts (Note 14)	(1,366)	(4,469)	**(2,110)**	**(17,030)**
Amortization of excess investment costs over net assets of consolidated subsidiaries acquired (Note 17)	—	—	**(6,322)**	**(51,025)**
Other, net	(974)	2,057	**(4,474)**	**(36,110)**
Total other expenses	(34,738)	(3,075)	**(3,474)**	**(28,038)**
Loss before income taxes and minority interests in earnings of consolidated subsidiaries	(32,650)	(43,429)	**(55,493)**	**(447,885)**
Income Taxes (Note 10):				
Current	230	653	**2,593**	**20,928**
Deferred	10,343	878	**(3,385)**	**(27,320)**
	10,573	1,531	**(792)**	**(6,392)**
	(43,223)	(44,960)	**(54,701)**	**(441,493)**
Minority Interests in Earnings of Consolidated Subsidiaries	342	2,080	**2,971**	**23,979**
Net loss	¥(42,881)	¥(42,880)	**¥(51,730)**	**$ (417,514)**

			Yen	U.S. dollars (Note 1 (1))
	1999	2000	**2001**	**2001**
Per Share:				
Net loss—basic	¥(425.3)	¥(390.6)	**¥(341.6)**	**$(2.76)**
Cash dividends	39.0	—	**—**	**—**
Weighted average number of shares (thousands)	100,833	109,789	**151,444**	**151,444**

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

SEGA CORPORATION and Consolidated Subsidiaries
For the years ended March 31, 1999, 2000 and 2001

		Millions of yen						
	Number of shares of common stock	Common stock	Additional paid-in capital	(Accumulated deficit) Retained earnings	Unrealised gain (loss) on investments in securities	Treasury stock	Translation adjustment	Total
Balance at March 31, 1998	100,633,718	¥ 39,154	¥ 38,700	¥ 44,062	¥ 133	¥ (3)	¥ —	¥122,046
Net loss for the year ended March 31, 1999	—	—	—	(42,881)	—	—	—	(42,881)
Decrease in retained earnings of newly consolidated subsidiaries	—	—	—	(401)	—	—	—	(401)
Increase due to equity method of affiliates	—	—	—	47	—	—	—	47
Unrealised holding loss arising during the period	—	—	—	—	(156)	—	—	(156)
Cash dividends	—	—	—	(3,924)	—	—	—	(3,924)
Increase of treasury stock	—	—	—	—	—	2	—	2
Conversion of convertible bonds	2,585,985	2,955	2,953	—	—	—	—	5,908
Balance at March 31, 1999	103,219,703	42,109	41,653	(3,097)	(23)	(1)	—	80,641
Net loss for the year ended March 31, 2000	—	—	—	(42,880)	—	—	—	(42,880)
Decrease in retained earnings of newly consolidated subsidiaries	—	—	—	(242)	—	—	—	(242)
Increase due to equity method of affiliates	—	—	—	362	—	—	—	362
Increase due to exception to equity method of affiliate	—	—	—	(16)	—	—	—	(16)
Unrealised holding gain arising during the period	—	—	—	—	1,183	—	—	1,183
Cash dividends	—	—	—	(2,374)	—	—	—	(2,374)
Bonuses to directors and corporate auditors	—	—	—	(1)	—	—	—	(1)
Increase of treasury stock	—	—	—	—	—	(9)	—	(9)
Conversion of convertible bonds	19,118,017	21,852	21,833	—	—	—	—	43,685
Exercise of warrants	158,000	188	188	—	—	—	—	376
Balance at March 31, 2000	122,495,720	64,149	63,674	(48,248)	1,160	(10)	—	80,725
Net loss for the year ended March 31, 2001	—	—	—	**(51,730)**	—	—	—	**(51,730)**
Increase in retained earnings of newly consolidated subsidiaries	—	—	—	**108**	—	—	—	**108**
Decrease in retained earnings of newly consolidated subsidiaries	—	—	—	**(314)**	—	—	—	**(314)**
Bonuses to directors and corporate auditors	—	—	—	**(1)**	—	—	—	**(1)**
Increase of treasury stock	—	—	—	—	—	**(33,637)**	—	**(33,637)**
Unrealised holding loss arising during the period	—	—	—	—	**(1,137)**	—	—	**(1,137)**
Issuance of common stock (Note 24)	**36,000,000**	**50,688**	**50,688**	—	—	—	—	**101,376**
Conversion of convertible bonds	**3,901,244**	**3,079**	**3,076**	—	—	—	—	**6,155**
Exercise of warrants	**1,500**	**3**	**2**	—	—	—	—	**5**
Increase in translation adjustment	—	—	—	—	—	—	**(9,863)**	**(9,863)**
Balance at March 31, 2001	**162,398,464**	**¥117,919**	**¥117,440**	**¥(100,185)**	**¥ 23**	**¥(33,647)**	**¥(9,863)**	**¥ 91,687**

	Thousands of U.S. dollars (Note 1 (1))						
	Common stock	Additional paid-in capital	(Accumulated deficit) Retained earnings	Unrealised gain (loss) on investments in securities	Treasury stock	Translation adjustment	Total
Balance at March 31, 2000	$517,748	$513,914	$(389,411)	$9,362	$ (80)	$ —	$651,533
Net loss for the year ended March 31, 2001	—	—	**(417,514)**	—	—	—	**(417,514)**
Increase in retained earnings of newly consolidated subsidiaries	—	—	**872**	—	—	—	**872**
Decrease in retained earnings of newly consolidated subsidiaries	—	—	**(2,535)**	—	—	—	**(2,535)**
Bonuses to directors and corporate auditors	—	—	**(8)**	—	—	—	**(8)**
Increase of treasury stock	—	—	—	—	**(271,486)**	—	**(271,486)**
Unrealised holding loss arising during the period	—	—	—	**(9,176)**	—	—	**(9,176)**
Issuance of common stock (Note 24)	**409,104**	**409,104**	—	—	—	—	**818,208**
Conversion of convertible bonds	**24,851**	**24,827**	—	—	—	—	**49,678**
Exercise of warrants	**24**	**16**	—	—	—	—	**40**
Increase in translation adjustment	—	—	—	—	—	**(79,604)**	**(79,604)**
Balance at March 31, 2001	**$951,727**	**$947,861**	**$(808,596)**	**$ 186**	**$(271,566)**	**$(79,604)**	**$740,008**

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

SEGA CORPORATION and Consolidated Subsidiaries
For the years ended March 31, 2000 and 2001

	Millions of yen		Thousands of U.S. dollars (Note 1 (1))
	2000	2001	2001
Cash Flows from Operating Activities:			
Loss before income taxes and minority interests in earnings of consolidated subsidiaries	¥ (43,429)	¥(55,493)	$(447,885)
Adjustments for:			
Depreciation and amortization	23,945	21,471	173,293
Transfer of amusement machines and facilities from investing activities	(9,441)	(8,460)	(68,281)
Provision for doubtful accounts	4,829	3,138	25,327
Increase in accrued employees' retirement benefits	—	2,373	19,153
Interest and dividend income	(1,462)	(2,021)	(16,312)
Interest expense	3,226	2,414	19,483
Net loss on foreign exchange	2,145	—	—
Equity in losses of non-consolidated subsidiaries and affiliates	1,442	2,942	23,745
Amortization of excess investment costs over net assets of consolidated subsidiaries	—	7,070	57,062
Loss on sale or disposal of property and equipment	1,115	2,117	17,086
Gain on sales of investments in securities	(10,205)	(1,693)	(13,664)
Loss on valuation of investments in securities	—	10,237	82,623
Gain on donated assets from Mr. Okawa (Note 22)	—	(77,913)	(628,838)
Gain on sale of network department	(3,572)	—	—
Additional benefits for retirees	2,016	945	7,627
Reserve for guaranteed obligation	1,590	—	—
Decrease (increase) in notes and accounts receivable	(4,498)	17,706	142,906
Decrease in inventories	18,203	29,007	234,116
(Decrease) increase in notes and accounts payable	3,455	(31,089)	(250,920)
Others	4,461	5,923	47,805
Subtotal	(6,180)	(71,326)	(575,674)
Interest and dividends received	1,294	2,033	16,408
Interest paid	(3,045)	(2,209)	(17,829)
Proceeds from sale of network department	4,700	—	—
Payments for additional benefits for retirees	(2,016)	(234)	(1,889)
Payments for dissolution of a subsidiary	(2,984)	—	—
Income taxes paid	(570)	(2,234)	(18,030)
Net cash used in operating activities	(8,801)	(73,970)	(597,014)
Cash Flows from Investing Activities:			
Proceeds from sale of cash trusts for investment	4,834	—	—
Payments for purchases of property and equipment	(12,889)	(7,025)	(56,699)
Proceeds from sales of property and equipment	5,560	2,952	23,826
Payments for purchases of investments in securities	(11,797)	(3,624)	(29,249)
Proceeds from investments in securities	9,024	14,772	119,225
Payments for purchases of consolidated subsidiaries	(233)	(2,213)	(17,861)
Payments for advances	(286)	(504)	(4,068)
Proceeds from collections of advances	1,967	2,390	19,290
Payments for fixed leasehold deposits	(557)	(582)	(4,697)
Proceeds from collections of fixed leasehold deposits	3,031	2,950	23,809
Other	(502)	(1,196)	(9,653)
Net cash provided by (used in) investing activities	(1,848)	7,920	63,923
Cash Flows from Financing Activities:			
(Decrease) increase in short-term bank loans, net	3,940	(6,308)	(50,912)
Issuance of long-term debt	6,844	—	—
Repayment of long-term debt	(30,258)	(90,850)	(733,253)
Issuance of common stock (Note 24)	—	101,376	818,208
Dividends paid	(2,384)	(67)	(541)
Other	245	314	2,535
Net cash provided by (used in) financing activities	(21,613)	4,465	36,037
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(1,035)	605	4,883
Net Decrease in Cash and Cash Equivalents	(33,297)	(60,980)	(492,171)
Cash and Cash Equivalents at Beginning of Year	128,227	98,325	793,584
Increase of Cash and Cash Equivalents from Addition of Consolidated Subsidiaries	3,395	427	3,446
Decrease of Cash and Cash Equivalents from Deduction of Consolidated Subsidiaries	—	(139)	(1,122)
Cash and Cash Equivalents at End of Year (Note 3)	¥ 98,325	¥ 37,633	$ 303,737

The accompanying notes are an integral part of these statements.

1. BASIS OF PRESENTING THE CONSOLIDATED FINANCIAL STATEMENTS

(1) Basis of Presentation

The accompanying consolidated financial statements have been prepared based on the accounts maintained by SEGA CORPORATION (the "Company") and its consolidated subsidiaries (collectively, "SEGA") in accordance with the provisions set forth in the Commercial Code of Japan and the Securities and Exchange Law, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as to application and disclosure requirements from International Accounting Standards. The consolidated statements of shareholders' equity for the years ended March 31, 1999, 2000 and 2001 have been prepared to provide additional information. The consolidated statement of cash flows has been required to be prepared with effect from the year ended March 31, 2000, in accordance with a new accounting standard.

The accompanying consolidated financial statements incorporate certain reclassifications and rearrangements in order to present these statements in a form which is more familiar to the readers of these statements outside Japan. In addition, the notes to consolidated financial statements include information which is not required under generally accepted accounting principles and practices in Japan but is presented herein as additional information.

The consolidated financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

The U.S. dollar amounts stated in the consolidated financial statements are included solely for the convenience of readers outside Japan. The rate of ¥123.9=US$1, the average rate of exchange as at March 31, 2001, has been used for the purpose of such translations. Those translations should not be construed as representations that the Japanese yen amounts have been or could be converted into U.S. dollars at that rate or any other rate.

(2) Significant Shareholder

The Company is an affiliate of CSK Corporation, Japan, which owned 21,148 thousand and 39,148 thousand shares of common stock of the Company at March 31, 2000 and 2001, respectively, representing 17.3% and 24.1% of shares outstanding at such dates.

There have been no material transactions and account balances outstanding, other than the shareholdings, between the Company and CSK Corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) Scope and Principles of Consolidation

The Company had 64 subsidiaries and 15 affiliates at March 31, 2001 (46 subsidiaries and 13 affiliates at March 31, 2000). The consolidated financial statements include the accounts of the Company and 54 of its subsidiaries (36 at March 31, 2000), which are mostly listed below.

	Country of incorporation	Equity ownership percentage at March 31, 2001*	Fiscal year-end
SEGA Enterprises, Inc. (U.S.A.)	U.S.A.	100.0	March 31
SEGA of America, Inc.	U.S.A.	(100.0)	March 31
SEGA.Com, Inc.	U.S.A.	44.1 (55.5)	March 31
SEGA.Com PC Networks, Inc.	U.S.A.	(93.2)	March 31
SEGA of America Dreamcast, Inc.	U.S.A.	(100.0)	March 31
Visual Concepts Entertainment, Inc.	U.S.A.	100.0	March 31
SEGA Soft Networks, Inc.	U.S.A.	50.0	March 31
SEGA Europe Ltd.	U.K.	100.0	February 28
SEGA Amusements Europe Ltd.	U.K.	(100.0)	February 28
JPM International Ltd.	U.K.	(100.0)	February 28
ACE Coin Equipment Ltd.	U.K.	(100.0)	February 28
Crystal Leisure Ltd.	U.K.	(100.0)	February 28
Cross Products Ltd.	U.K.	100.0	March 31
SEGA Gesellschaft fur Videospiele GmbH	Germany	(100.0)	February 28
SEGA Consumer Products S.A.	Spain	(100.0)	February 28
S.G.S. Co., Ltd.	Japan	78.0	March 31
SEGA TOYS, Ltd.	Japan	73.6	March 31
SEGA Music Networks Co., Ltd.	Japan	75.0	March 31
SEGA Logistics Service Ltd.	Japan	75.0	March 31
WOW Entertainment Inc.*1	Japan	100.0	March 31
Hitmaker Co., Ltd.*1	Japan	100.0	March 31
Amusement Vision Ltd.*1	Japan	100.0	March 31
Sega Rosso Co., Ltd.*1	Japan	100.0	March 31
Smilebit Corporation*1	Japan	100.0	March 31
Overworks Ltd.*1	Japan	100.0	March 31
Sonicteam Ltd.*1	Japan	100.0	March 31
United Game Artist Ltd.*1	Japan	100.0	March 31
Wavemaster Inc.*1	Japan	85.3	March 31
Sega Amusement Higashi-nihon Ltd.*2	Japan	100.0	March 31
Sega Amusement Tokyo Ltd.*2	Japan	100.0	March 31
Sega Amusement Tokai Ltd.*2	Japan	100.0	March 31
Sega Amusement Kansai Ltd.*2	Japan	100.0	March 31
Sega Amusement Nishi-nihon Ltd.*2	Japan	100.0	March 31
Other 21 subsidiaries	Japan	100.0	March 31

* Parentheses stand for indirect ownership by the Company.
*1 Commenced operation on July 1, 2000 and *2 on October 1, 2000, respectively.

Effective April 1, 1999, SEGA modified its approach to the identification of consolidated subsidiaries from the percentage-of-ownership approach to the effective control approach, in accordance with "Implementation Guideline on Revised Definition of Subsidiaries and Affiliates for Consolidated Financial Statements" issued by the Business Accounting Deliberation Council on October 30, 1998. Under the percentage-of-ownership approach, the determination as to whether a company would be consolidated was made solely on the percentage of ownership by the Company. On the other hand, under the effective control approach, companies controlled by the Company are consolidated regardless of the ownership percentage. All significant inter-company transactions and accounts and unrealised inter-company profits are eliminated on consolidation.

Investments in affiliates in which the Company has significant influence are stated using the equity method. Consolidated net income includes SEGA's equity in current earnings after elimination of unrealised intercompany profits.

(2) Translation of Foreign Currency Transactions and Accounts

For the year ended March 31, 2000, foreign currency transactions are translated using foreign exchange rates prevailing at the transaction dates. Short-term receivables and payables in foreign currencies are translated at the current exchange rates at each balance sheet date, whereas long-term receivables and payables in foreign currencies are revalued using historical rates.

All the assets and liabilities of foreign subsidiaries and affiliates are translated at current rates at the respective balance sheet dates and all the income and expense accounts are translated at average rates for respective periods. Foreign currency financial statement translation differences ("Translation Adjustment") are recorded in the consolidated balance sheet as a component of assets or liabilities.

Effective April 1, 2000, the Company adopted the revised accounting standards for foreign currency transactions in accordance with "Policy Statement on Revising Accounting Standards for Foreign Currency Transactions" issued by the Business Accounting Deliberation Council on October 22, 1999.

Under this standard, all monetary assets and liabilities denominated in foreign currencies, whether long-term or short-term, are translated into Japanese yen at the exchange rates prevailing at the balance sheet date. Resulting gains and losses are included in net profit or loss for the period.

This standard also amended the method of translating foreign currency financial statements of foreign subsidiaries and affiliates into Japanese yen. Under this standard, assets and liabilities of the foreign subsidiaries and affiliates are translated into Japanese yen at exchange rates prevailing at the balance sheet date. The shareholders' equity at beginning of the year is translated into Japanese yen at the historical rates. Profit and loss accounts for the year are translated into Japanese yen using the average rate during the year or, alternatively, using the exchange rates prevailing at the balance sheet date. Differences in yen amounts arising from the use of different rates are presented as "Translation Adjustment" in the shareholders' equity statement. In addition, hedge accounting was applied to foreign currency monetary assets/liabilities on foreign exchange forward contracts.

The effect of adopting the new accounting policy was that a Translation Adjustment in the amount of ¥9,863 million ($79,604 thousand) was classified as a component of shareholders' equity as opposed to a component of assets or liabilities.

(3) Marketable and Investment Securities

For the year ended March 31, 2000, marketable securities held by the Company and its domestic consolidated subsidiaries were valued at the lower of cost, as determined using the moving-average method, or market. All other securities held by the Company and its domestic consolidated subsidiaries were valued at cost, as determined using the moving-average method. Consolidated subsidiaries in the United States account for marketable and investment securities in accordance with the Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." When the fair value of an individual security declines below cost and it is judged that the decline in value is other than temporary, the carrying value of the security is written down to the fair value.

Effective April 1, 2000, SEGA adopted a new accounting standard for financial instruments in accordance with "Policy Statement on Accounting Standards for Financial Instruments" issued by the Business Accounting Deliberation Council on January 22, 1999. For the year ended March 31, 2001, securities held by SEGA, under the new standards, are classified into three categories: 1) trading securities; 2) held-to-maturity debt securities; and 3) other securities.

Trading securities held for the purpose of generating profits from changes in market value are recognized at their fair value in the consolidated balance sheets. Unrealized gains and losses are included in current income. Held-to-maturity debt securities are expected to be held to maturity and are recognized at historical or amortized cost in the consolidated balance sheets. Other securities classified as other than trading securities and held-to-maturity debt securities are recognized at fair value in the consolidated balance sheets. Unrealized gains and losses for these other securities are reported as a separate component of shareholders' equity, net of tax. Other than temporary declines in the value of other securities and unlisted securities are reflected in current income. Marketable securities and other securities are classified as "Investments in Securities" except for trading marketable securities which are included in Current Assets. The effect of adopting above mentioned new accounting policy resulted in decreases in ordinary loss and net loss before tax by ¥2,213 million ($17,861 thousand). Moreover, after examining the holding purposes for "Marketable Securities" amounting ¥13,934 million held at the beginning of the period, other securities to be matured within one year were included in Current Assets, and the rest of other securities were included in Investments in Securities. Such examination resulted in a decrease in securities in Current Assets by ¥12,522 million and an increase in Investments in Securities by the same amount.

(4) Amortization of Goodwill

The Company amortizes goodwill over 5 years using the straight-line method and SEGA Europe Ltd. is amortizing the goodwill brought by acquiring stocks of JPM International Ltd. and three other subsidiaries over 15 years. Immaterial amounts of goodwill are all amortized in a single year.

(5) Inventories

Inventories held by the Company and its domestic consolidated subsidiaries are stated at cost, as determined using the moving-average method. Inventories held by the foreign consolidated subsidiaries are mainly valued at the lower of cost, as determined by the first-in, first-out method, or market.

(6) Property and Equipment

Property and equipment, including significant renewals and improvements, are carried at cost less depreciation. Maintenance and repairs including minor renewals and betterments are charged to income as incurred. Depreciation is computed primarily on the declining-balance method at rates based on the estimated useful lives of the assets which are prescribed by the Japanese income tax laws. When retired or disposed of, the difference between the net book value and sales proceeds is charged or credited to income.

(7) Income Taxes

Income taxes of the Company and its domestic consolidated subsidiaries consist of corporate income taxes, local inhabitants' taxes and enterprise taxes. Deferred income taxes are provided for temporary differences between the tax basis of assets and liabilities and those as reported in the consolidated financial statements.

(8) Finance Leases

Finance leases other than those where ownership of the lease assets is transferred to the lessee are accounted for as operating leases. All finance leases in overseas subsidiaries are accounted for as finance leases and similarly accounted for as sales transactions.

(9) Appropriation of Retained Earnings

The appropriation of retained earnings reflected in the accompanying consolidated financial statements has been recorded after approval by the shareholders as required under the Commercial Code of Japan.

(10) Development Costs for Software to Be Sold

In accordance with the introduction of the new accounting principles, the Company and its domestic consolidated subsidiaries changed the method of accounting for development costs of software for video games to be sold. Development costs for such software are charged to cost of sales as incurred for the years ended March 31, 2000 and 2001, respectively.

(11) Cash and Cash Equivalents

Cash and cash equivalents in the consolidated statements of cash flows are composed of cash on hand, bank deposits able to be withdrawn on demand and highly liquid investments which are principally the investments in Money Management Funds (MMFs) with an original maturity of three months or less and which represent a minor risk of fluctuations in value.

(12) Dividends and Earnings per Share

Diluted net loss per share was not disclosed for the years ended March 31, 1999, 2000 and 2001, as loss per share was not calculated for the year after the adjustment for dilution.

(13) Intangible Assets

Amortization of intangible assets was computed using the straight-line method. Amortization of software for self-use was computed using the straight-line method over the estimated useful life of five years.

(14) Accrued Employees' Retirement Benefits

Effective April 1, 2000, SEGA adopted a new accounting policy for its retirement benefits plans in accordance with "Policy Statement on Accounting Standards for Post-Retirement Benefits" issued by the Business Accounting Deliberation Council on June 16, 1998. To provide for the employees' retirement benefits, the Company and domestic consolidated subsidiaries provided the deemed retirement obligations based on the estimated present value of projected benefit obligations in excess of the fair value of the plan assets at end of this period. The transition amount expense resulting from the adoption of the accounting standards for retirement benefits amounting to ¥2,468 million ($19,919 thousand) is charged to income.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents as of March 31, 2000 and 2001, consisted of:

	Millions of yen		Thousands of U.S. dollars
	2000	**2001**	**2001**
Cash and time deposits	¥93,913	**¥37,633**	**$303,737**
Lease-backed notes receivable	3,000	**—**	**—**
Marketable securities	13,934	**—**	**—**
Marketable securities except MMFs, etc.	(12,522)	**—**	**—**
Total cash and cash equivalents	¥98,325	**¥37,633**	**$303,737**

Important Non-Cash Transactions

	Millions of yen		Thousands of U.S. dollars
	2000	**2001**	**2001**
Convertible bonds:			
Increase of common stock by conversion of convertible bonds	¥21,852	**¥3,079**	**$24,851**
Increase of additional paid-in capital by conversion of convertible bonds	21,833	**3,076**	**24,827**
Decrease of convertible bonds by conversion	¥43,685	**¥6,155**	**$49,678**

	Millions of yen		Thousands of U.S. dollars
	2000	**2001**	**2001**
Issuance of stock for non-cash assets:			
Current assets	¥8,698	**—**	**—**
Current liabilities	3,444	**—**	**—**

Assets and liabilities of SEGA.Com, Inc. were acquired for the issuance of stock.

		Millions of yen	Thousands of U.S. dollars
	2000	**2001**	**2001**
Donated assets:			
Donated by Mr. Okawa (See Note 22)	—	**¥77,913**	**$628,838**

4. INVENTORIES

Inventories as of March 31, 2000 and 2001, consisted of:

		Millions of yen	Thousands of U.S. dollars
	2000	**2001**	**2001**
Merchandise	¥ 2,984	**¥ 1,001**	**$ 8,079**
Products	18,020	**8,471**	**68,370**
Materials	18,907	**4,635**	**37,409**
Work in process	892	**1,184**	**9,556**
Supplies	1,795	**1,329**	**10,727**
	¥42,598	**¥16,620**	**$134,141**

5. MARKETABLE AND INVESTMENT SECURITIES

A comparison of the aggregate carrying value and market value of marketable and investment securities as of March 31, 2000, is as follows:

	Millions of yen
Marketable securities included in current assets:	
Market value	¥13,918
Carrying amount	13,934
Unrealised loss	¥ (16)
Investments in securities:	
Market value	¥26,935
Carrying amount	15,772
Unrealised gain	¥11,163

Unlisted investments in securities of ¥18,605 million are not included in the above figures.

For the year ended March 31, 2001, marketable securities were marked to the market, at the market value at March 31, 2001. As a result, unrealised gain on marketable securities as of March 31, 2001 of ¥23 million ($186 thousand) was credited directly to shareholders' equity in accordance with new accounting standard effective April 1, 2000.

The cost, net unrealised gains or losses and fair value for marketable securities classified as investments in securities are summarised as follows:

	Millions of yen	Thousands of U.S. dollars
Stock:		
Cost	**¥33,612**	**$271,283**
Carrying amount (fair value) at March 31, 2001	**34,994**	**282,437**
Unrealised gain (loss)—net	**1,382**	**11,154**
Bonds and Debentures:		
Cost	**838**	**6,764**
Carrying amount (fair value) at March 31, 2001	**711**	**5,739**
Unrealised gain (loss)—net	**(127)**	**(1,025)**

The carrying amounts of non-marketable securities held at March 31, 2001 were ¥7,881 million ($63,608 thousand) for stocks and ¥516 million ($4,165 thousand) for bonds.

The proceeds from sales of investments in securities were ¥14,772 million ($119,225 thousand) and gross gains of ¥1,622 million ($13,091 thousand) and gross losses of ¥1,056 million ($8,523 thousand) were realised on the sales for the year ended March 31, 2001.

6. ASSETS PLEDGED AS COLLATERAL

Investments in securities amounting to ¥30,572 million ($246,747 thousand) at carrying costs are pledged to the lending banks as collateral for short-term bank loans of ¥20,815 million ($167,998 thousand) at March 31, 2001.

7. FIXED LEASEHOLD DEPOSITS

SEGA conducts amusement center operations on property leased from lessors on a long-term cancellable basis. Japanese lessors require large amounts of leasehold deposits relative to the amount of annual lease rental payments. Such leasehold deposits do not bear interest and are generally returnable only when the lease is terminated. Such leasehold deposits are shown in the consolidated balance sheets as "Fixed Leasehold Deposits."

8. LONG-TERM DEBT

Long-term debt at March 31, 2000 and 2001, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2000	**2001**	**2001**
1.70% unsecured notes due 2002	¥ 5,000	**¥ 5,000**	**$ 40,355**
2.00% unsecured notes due 2001	10,000	**10,000**	**80,710**
2.15% unsecured notes due 2001	10,000	**10,000**	**80,710**
2.27% unsecured notes due 2002	5,000	**5,000**	**40,355**
0.55% convertible bonds due 2000	88,452	**—**	**—**
Zero-coupon convertible bonds due 2003	14,390	**12,825**	**103,511**
0.40% convertible bonds due 2006	16,016	**11,732**	**94,690**
Unsecured loans, from banks due 2001 to 2005 with average interest of 2.7% per annum in 2000 and due 2001 to 2003 with average interest of 1.884% per annum in 2001	33,249	**27,256**	**219,984**
	182,107	**81,813**	**660,315**
Less portion due within one year	88,929	**52,232**	**421,566**
	¥93,178	**¥29,581**	**$238,749**

The aggregate annual maturities of long-term debt after March 31, 2001, are as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2002	**¥52,232**	**$421,566**
2003	**17,849**	**144,060**
2004	**—**	**—**
2005	**—**	**—**
2006	**11,732**	**94,689**

The zero-coupon convertible bonds due 2003 were issued on February 17, 1999 in the principal amount of ¥50,000 million. The bonds are convertible into shares of common stock of the Company at the current conversion price of ¥1,511 per share effective March 5, 2001.

The 0.40% convertible bonds due 2006 were issued on February 17, 1999 in the principal amount of ¥30,000 million. The bonds are convertible into shares of common stock of the Company at the current conversion price of ¥1,506.10 per share effective June 19, 2001.

9. ACCOUNTING TREATMENT FOR NOTES RECEIVABLE/PAYABLE AT YEAR-END

Notes receivable/payable maturing at year-end are treated as if they were settled at the clearing date of notes. Consequently, as the current year's year-end date was a holiday for banking institutions, the following notes receivable/payable maturing at year-end were included in the ending balance of notes receivable/payable at March 31, 2001:

	Millions of yen	Thousands of U.S. dollars
Notes receivable	**¥ 861**	**$ 6,949**
Notes payable	**4,409**	**35,585**

10. INCOME TAXES

SEGA is subject to a number of different income taxes which, in the aggregate, indicate a statutory tax rate in Japan of approximately 42 percent for the years ended March 31, 2000 and 2001.

The significant components of deferred tax assets and liabilities at March 31, 2000 and 2001, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2000	**2001**	**2001**
Deferred tax assets:			
Loss carryforwards	¥46,707	**¥ 38,495**	**$ 310,694**
Excess over the limit of allowance for doubtful accounts	22,724	**20,327**	**164,060**
Devaluation of investments in securities	8,550	**25,600**	**206,618**
Devaluation of inventories	3,961	**18,372**	**148,281**
Other	7,932	**24,057**	**194,165**
Gross deferred tax assets	89,874	**126,851**	**1,023,818**
Less valuation allowance	(89,110)	**(125,516)**	**(1,013,043)**
Total deferred tax assets	764	**1,335**	**10,775**
Deferred tax liabilities:			
Unrealised gain on investments in securities	4,919	**922**	**7,441**
Special reserve for tax purposes	110	**106**	**856**
Other	—	**1,249**	**10,081**
Gross deferred tax liabilities	5,029	**2,277**	**18,378**
Net deferred liabilities	¥ 4,265	**¥ 942**	**$ 7,603**

11. RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses included in manufacturing costs and selling, general and administrative expenses were ¥30,631 million and ¥22,568 million ($182,147 thousand) for the years ended March 31, 2000 and 2001, respectively.

12. GAIN ON SALES OF INVESTMENTS IN SECURITIES

Deemed gain on sales of SEGA.Com, Inc. securities by allocating new shares to third parties was included in the gain on sales of investments in securities for the year ended March 31, 2000.

13. GAIN ON SALE OF NETWORK DEPARTMENT

This sale was made to ISAO Corporation which is a related company to which the equity method was applied for the year ended March 31, 2000.

14. PROVISION FOR DOUBTFUL ACCOUNTS

Provision for doubtful accounts consisted of ¥3,118 million for long-term loans receivable from SEGA Gaming Technology, Inc. and Data East Corporation for the year ended March 31, 2000.

15. RESERVE FOR GUARANTEED OBLIGATION

The guaranteed obligation was for the bank loans payable by SEGA Gaming Technology, Inc. at March 31, 2000.

16. LOSS ON WRITE-DOWN OR DISPOSAL OF INVENTORIES

The loss derived from write-down or disposal of consumer products and amusement machines and amortization of software development costs in line with the restructuring of its business lines for the year ended March 31, 2001.

17. AMORTIZATION OF EXCESS INVESTMENT COST OVER NET ASSETS OF CONSOLIDATED SUBSIDIARIES ACQUIRED

The amortization included ¥4,502 million ($36,336 thousand) for SEGA.Com, Inc. and ¥1,255 million ($10,129 million) for CSK Research Institute Inc., both of which are consolidated subsidiaries for the year ended March 31, 2001.

18. LOSS ON VALUATION OF INVESTMENTS IN SECURITIES

The loss included ¥2,687 million ($21,687 thousand) from TMS Entertainment Ltd. and ¥1,224 million ($9,879 thousand) from certain investments in securities for the year ended March 31, 2001.

19. FINANCE LEASES

(1) Lessee

Lease rental expense on finance lease contracts without ownership transfer during the years ended March 31, 2000 and 2001, is summarised as follows.

Pro forma amounts relevant to acquisition cost, accumulated depreciation and book value of leased properties as of March 31, 2000 and 2001, are summarised as follows:

	Millions of yen		Thousands of U.S. dollars
	2000	2001	2001
Amusement machines:			
Acquisition cost	¥ 935	¥ 69	$ 557
Accumulated depreciation	(690)	(58)	(468)
Book value	¥ 245	¥ 11	$ 89
Buildings:			
Acquisition cost	¥2,295	¥1,724	$13,914
Accumulated depreciation	(1,089)	(1,053)	(8,499)
Book value	¥1,206	¥ 671	$ 5,415
Other:			
Acquisition cost	¥9,179	¥7,482	$60,387
Accumulated depreciation	(4,953)	(4,910)	(39,629)
Book value	¥4,226	¥2,572	$20,758

The amounts of outstanding future lease payments for finance leases without ownership transfer at March 31, 2000 and 2001, including the interest, are summarised as follows:

	Millions of yen		Thousands of U.S. dollars
	2000	2001	2001
Future lease payments:			
Within one year	¥2,461	¥1,668	$13,462
More than one year	3,345	1,730	13,963
	¥5,806	¥3,398	$27,425

Lease payments and the calculated amounts relevant to depreciation and interest expense for leased properties for the years ended March 31, 2000 and 2001, are summarised as follows:

	Millions of yen		Thousands of U.S. dollars
	2000	2001	2001
Lease payments	¥3,469	¥2,541	$20,508
Depreciation	3,179	2,343	18,910
Interest expense	259	162	1,308

The amounts of outstanding future lease payments for non-cancellable operating leases at March 31, 2000 and 2001, are summarised as follows:

	Millions of yen		Thousands of U.S. dollars
	2000	2001	2001
Future lease payments:			
Within one year	¥ 1,213	¥1,105	$ 8,918
More than one year	9,722	6,166	49,766
	¥10,935	¥7,271	$58,684

(2) Lessor

Lease rental income on finance lease contracts without ownership transfer during the years ended March 31, 2000 and 2001, is summarised as follows.

Acquisition cost, accumulated depreciation and book value of leased properties as of March 31, 2000 and 2001, are summarised as follows:

	Millions of yen		Thousands of U.S. dollars
	2000	2001	2001
Amusement machines:			
Acquisition cost	¥115	¥ 69	$ 557
Accumulated depreciation	(46)	(58)	(468)
Book value	¥ 69	¥ 11	$ 89
Other:			
Acquisition cost	¥873	¥731	$5,900
Accumulated depreciation	(655)	(650)	(5,246)
Book value	¥218	¥ 81	$ 654

The amounts of outstanding future lease payments for finance leases without ownership transfer due at March 31, 2000 and 2001, including the interest, are summarised as follows:

	Millions of yen		Thousands of U.S. dollars
	2000	2001	2001
Future lease receipts:			
Within one year	¥231	¥ 99	$799
More than one year	80	4	32
	¥311	¥103	$831

Lease receipts and the calculated amounts relevant to depreciation and interest income for the leased properties for the years ended March 31, 2000 and 2001, are summarised as follows:

	Millions of yen		Thousands of U.S. dollars
	2000	2001	2001
Lease receipts	¥260	¥133	$1,073
Depreciation	245	128	1,033
Interest income	14	5	40

The amounts of outstanding future lease receipts for non-cancellable operating leases at March 31, 2000 and 2001, are summarised as follows:

	Millions of yen		Thousands of U.S. dollars
	2000	2001	2001
Future lease receipts:			
Within one year	¥354	¥164	$1,324
More than one year	254	160	1,291
	¥608	¥324	$2,615

20. COMMITMENTS AND CONTINGENCIES

SEGA was contingently liable for obligations of others as of March 31, 2000 and 2001, as follows:

	Millions of yen		Thousands of U.S. dollars
	2000	2001	2001
Notes endorsed	¥ 2	¥ 84	$ 678
Guarantees of obligations to banks for:			
Atlus Dream Entertainment Co., Ltd.	119	—	—
TRILOGY Corporation	60	—	—
TOWA JAPAN CO., LTD.	—		
Linguaphone Japan, Ltd.	100	100	807
Other guarantee or commitment for:			
SEGA Lease Co., Ltd.	233	47	380
SEGA Game Works L.L.C.	542	539	4,350
	¥1,056	¥770	$6,215

21. SEGMENT INFORMATION

(1) Business Segment Information

SEGA operates principally in the following business segments: consumer product sales, amusement center operations and amusement machine sales.

Details of each segment of business are as follows:

Consumer product sales: Manufacturing and selling home video games, toys and educational equipment, etc.

Amusement center operations: Operating amusement centers

Amusement machine sales: Manufacturing and selling arcade video games, medal games, prize games, vending machines, change machines, IC boards and karaoke machines

Sales of SEGA for the years ended March 31, 1999, 2000 and 2001, classified by business segment, are summarised as follows:

	Millions of yen				
	Year ended March 31, 1999				
	Business segments				
	Consumer product sales	Amusement center operations	Amusement machine sales	Eliminations/ Corporate	Total
Sales to outside customers	¥ 84,694	¥93,128	¥88,372	¥ —	¥266,194
Intersegment sales/transfers	—	—	1,018	(1,018)	—
Total sales	84,694	93,128	89,390	(1,018)	266,194
Cost of sales and operating expenses	95,174	87,922	81,866	(856)	264,106
Operating income (loss)	¥(10,480)	¥ 5,206	¥ 7,524	¥ (162)	¥ 2,088
Assets	¥ 86,506	¥94,662	¥79,579	¥164,867	¥425,614
Depreciation and amortization	2,725	21,904	1,521	(9)	26,141
Capital expenditures	5,986	21,016	1,042	349	28,393

Due to changes in depreciation and disclosure for the amortization of goodwill, the following effects were incurred in each business segment:
Amusement machine sales: Operating income decreased by ¥14 million, assets decreased by ¥14 million and depreciation increased by ¥16 million.
Consumer product sales: Operating loss increased by ¥44 million, assets decreased by ¥44 million and depreciation increased by ¥46 million.
Amusement center operations: Operating income decreased by ¥37 million, assets decreased by ¥37 million and depreciation increased by ¥38 million.

	Millions of yen				
	Year ended March 31, 2000				
	Business segments				
	Consumer product sales	Amusement center operations	Amusement machine sales	Eliminations/ Corporate	Total
Sales to outside customers	¥186,189	¥79,212	¥73,654	¥ —	¥339,055
Intersegment sales/transfers	—	—	265	(265)	—
Total sales	186,189	79,212	73,919	(265)	339,055
Cost of sales and operating expenses	229,221	74,610	76,583	(1,005)	379,409
Operating income (loss)	¥(43,032)	¥ 4,602	¥(2,664)	¥ 740	¥(40,354)
Assets	¥131,834	¥81,812	¥49,864	¥111,829	¥375,341
Depreciation and amortization	4,222	17,295	2,267	(215)	23,569
Capital expenditures	9,947	15,168	2,094	300	27,510

Due to changes in accounting for research & development costs as mentioned in Note 2 (10), the following effects were incurred in each business segment:
Consumer product sales: Operating loss increased by ¥1,215 million.
Amusement machine sales: Operating loss increased by ¥939 million.

	Millions of yen				
	Year ended March 31, 2001				
	Business segments				
	Consumer product sales	Amusement center operations	Amusement machine sales	Eliminations/ Corporate	Total
Sales to outside customers	**¥115,753**	**¥74,657**	**¥52,503**	**¥ —**	**¥242,913**
Intersegment sales/transfers	**—**	**0**	**9,722**	**(9,722)**	**—**
Total sales	**115,753**	**74,657**	**62,225**	**(9,722)**	**242,913**
Cost of sales and operating expenses	**184,940**	**66,415**	**52,591**	**(9,014)**	**294,932**
Operating income (loss)	**¥(69,187)**	**¥ 8,242**	**¥ 9,634**	**¥ (708)**	**¥(52,019)**
Assets	**¥ 65,240**	**¥53,972**	**¥20,613**	**¥144,641**	**¥284,466**
Depreciation and amortization	**9,225**	**12,844**	**1,805**	**289**	**24,163**
Capital expenditures	**7,660**	**12,763**	**925**	**157**	**21,505**

	Thousands of U.S. dollars				
	Year ended March 31, 2001				
	Business segments				
	Consumer product sales	Amusement center operations	Amusement machine sales	Eliminations/ Corporate	Total
Sales to outside customers	**$ 934,245**	**$602,559**	**$423,753**	**$ —**	**$1,960,557**
Intersegment sales/transfers	**—**	**—**	**78,467**	**(78,467)**	**—**
Total sales	**934,245**	**602,559**	**502,220**	**(78,467)**	**1,960,557**
Cost of sales and operating expenses	**1,492,655**	**536,037**	**424,464**	**(72,752)**	**2,380,404**
Operating income (loss)	**$ (558,410)**	**$ 66,522**	**$ 77,756**	**$ (5,715)**	**$ (419,847)**
Assets	**$ 526,554**	**$435,609**	**$166,368**	**$1,167,401**	**$2,295,932**
Depreciation and amortization	**74,455**	**103,664**	**14,568**	**2,333**	**195,020**
Capital expenditures	**61,824**	**103,010**	**7,466**	**1,267**	**173,567**

(2) Geographical Segment Information

Sales of the Company for the years ended March 31, 1999, 2000 and 2001, classified by geographical segment, are summarised as follows:

	Millions of yen						
	Year ended March 31, 1999						
	Japan	North America	Europe	Other	Total	Eliminations	Consolidated total
Net sales to:							
Outside customers	¥209,528	¥21,604	¥33,563	¥ 1,499	¥266,194	¥ —	¥266,194
Intersegment sales/transfers	19,212	3,616	1,245	—	24,073	(24,073)	—
	228,740	25,220	34,808	1,499	290,267	(24,073)	266,194
Cost of sales and operating expenses	226,827	22,083	38,293	2,692	289,895	(25,789)	264,106
Operating income (loss)	¥ 1,913	¥ 3,137	¥ (3,485)	¥(1,193)	¥ 372	¥ 1,716	¥ 2,088
Assets	¥265,707	¥16,854	¥22,144	¥ 696	¥305,401	¥120,213	¥425,614

Due to changes in depreciation and disclosure for amortization of goodwill, the following effects were incurred in each business segment:
Japan: Operating income decreased by ¥95 million and assets decreased by ¥95 million.
Europe: Operating loss increased by ¥287 million.
Other: Operating loss increased by ¥156 million.

	Millions of yen						
	Year ended March 31, 2000						
	Japan	North America	Europe	Other	Total	Eliminations	Consolidated total
Net sales to:							
Outside customers	¥211,803	¥79,016	¥48,059	¥ 177	¥339,055	¥ —	¥339,055
Intersegment sales/transfers	92,537	4,552	1,480	—	98,569	(98,569)	—
	304,340	83,568	49,539	177	437,624	(98,569)	339,055
Cost of sales and operating expenses	340,089	86,288	52,672	1,133	480,182	(100,773)	379,409
Operating loss	¥ (35,749)	¥ (2,719)	¥ (3,133)	¥ (956)	¥ (42,558)	¥ 2,204	¥ (40,354)
Assets	¥228,696	¥52,564	¥25,787	¥ 276	¥307,325	¥ 68,015	¥375,341

Due to changes in accounting for research & development costs as mentioned in Note 2 (10), the following effect was incurred.
Japan: Operating loss increased by ¥2,154 million.

	Millions of yen						
	Year ended March 31, 2001						
	Japan	North America	Europe	Other	Total	Eliminations	Consolidated total
Net sales to:							
Outside customers	**¥167,686**	**¥51,116**	**¥ 24,076**	**¥ 35**	**¥242,913**	**¥ —**	**¥242,913**
Intersegment sales/transfers	**67,901**	**5,927**	**1,082**	—	**74,910**	**(74,910)**	—
	235,587	**57,043**	**25,158**	**35**	**317,823**	**(74,910)**	**242,913**
Cost of sales and operating expenses	**255,067**	**66,409**	**38,663**	**46**	**360,185**	**(65,253)**	**294,932**
Operating loss	**¥ (19,480)**	**¥ (9,366)**	**¥(13,505)**	**¥(11)**	**¥ (42,362)**	**¥ (9,657)**	**¥ (52,019)**
Assets	**¥156,328**	**¥31,082**	**¥ 16,899**	—	**¥204,309**	**¥80,157**	**¥284,466**

	Japan	North America	Europe	Other	Total	Eliminations	Consolidated total
	Thousands of U.S. dollars						
	Year ended March 31, 2001						
Net sales to:							
Outside customers	**$1,353,398**	**$412,558**	**$ 194,318**	**$283**	**$1,960,557**	**$ —**	**$1,960,557**
Intersegment sales/transfers	**548,030**	**47,837**	**8,733**	**—**	**604,600**	**(604,600)**	**—**
	1,901,428	**460,395**	**203,051**	**283**	**2,565,157**	**(604,600)**	**1,960,557**
Cost of sales and operating expenses	**2,058,652**	**535,989**	**312,050**	**371**	**2,907,062**	**(526,658)**	**2,380,404**
Operating loss	**$ (157,224)**	**$ (75,594)**	**$(108,999)**	**$ (88)**	**$ (341,905)**	**$ (77,942)**	**$ (419,847)**
Assets	**$1,261,727**	**$250,864**	**$ 136,392**	**—**	**$1,648,983**	**$646,949**	**$2,295,932**

(3) Overseas Sales Information

Overseas sales of the Company for the years ended March 31, 1999, 2000 and 2001, are summarised as follows:

	North America	Europe	Other	Total
	Millions of yen			
	Year ended March 31, 1999			
Overseas sales	¥24,034	¥33,828	¥13,583	¥ 71,445
Consolidated net sales				266,194
Ratio of overseas sales to consolidated sales	9.0%	12.7%	5.1%	26.8%

	North America	Europe	Other	Total
	Millions of yen			
	Year ended March 31, 2000			
Overseas sales	¥84,032	¥49,441	¥12,048	¥145,521
Consolidated net sales				339,055
Ratio of overseas sales to consolidated sales	24.8%	14.6%	3.6%	43.0%

	North America	Europe	Other	Total
	Millions of yen			
	Year ended March 31, 2001			
Overseas sales	**¥55,458**	**¥26,043**	**¥8,140**	**¥ 89,641**
Consolidated net sales	**—**	**—**	**—**	**242,913**
Ratio of overseas sales to consolidated sales	**22.8%**	**10.7%**	**3.4%**	**36.9%**

	North America	Europe	Other	Total
	Thousands of U.S. dollars			
	Year ended March 31, 2001			
Overseas sales	**$447,603**	**$210,194**	**$65,698**	**$ 723,495**
Consolidated net sales	**—**	**—**	**—**	**1,960,557**
Ratio of overseas sales to consolidated sales	**22.8%**	**10.7%**	**3.4%**	**36.9%**

22. RESTRUCTURING OF BUSINESS LINES AND ASSETS DONATION

At the Meeting of Board of Directors held on January 31, 2001, the Company decided on the discontinuation of the production of Dreamcast, thereafter concentrating its resources on the content and amusement businesses. In January 2001, Mr. Isao Okawa, then chairman and president of the Company who passed away on March 16, 2001, proposed to contribute his own assets netting ¥77,913 million ($628,838 thousand) to the Company to support the development of the business. At the Meeting of Board of Directors held on January 31, 2001, the Company accepted Mr. Okawa's proposal, thereby realising a gain on donated assets for the year then ended.

Summary of donated assets by Mr. Okawa:

	Millions of yen	Thousands of U.S. dollars
Treasury stock (19,865,718 shares)	¥ 33,573	$270,969
Investments in securities	57,525	464,286
Long-term loans receivable—net	1,200	9,685
Other investments	7,132	57,562
Other current assets	9,134	73,721
Total donated assets	108,564	876,223
Less: Short-term bank loans	21,815	176,069
Other current liabilities	8,836	71,316
Net donated assets	¥ 77,913	$628,838

Marketable securities are valued at the market prices prevailing as at January 31, 2001 and non-marketable securities are evaluated at the fair values as at January 31, 2001 by an independent appraiser. The balance of loans receivable has been reduced for uncollectable ones.

23. EMPLOYEE BENEFIT PLAN

Upon terminating employment, employees of the Company and subsidiaries in Japan are entitled, under most circumstances, to lump-sum indemnities or pension payments. The Company has adopted an adjusted pension plan to all of the pension and severance plan since November 1, 1993. The following is a summary of financial information on the pension and severance plan applicable to the year ended March 31, 2001.

(1) Summary of benefit obligation:

	Millions of yen	Thousands of U.S. dollars
Projected benefit obligation	¥(8,677)	$(70,032)
Plan assets	5,757	46,465
Unrecognised benefit obligation	(2,920)	(23,567)
Unrecognised net transition amount	52	420
Unrecognised actuarial differences	657	5,303
Unrecognised prior service cost	(908)	(7,329)
Accrued employees' retirement benefits	¥(3,119)	$(25,173)

(2) Summary of pension expense:

	Millions of yen	Thousands of U.S. dollars
Service cost	¥ 960	$ 7,748
Interest cost	279	2,252
Expected return on plan assets	(209)	(1,687)
Amortization of transition amount	2,469	19,927
Recognised actuarial differences	3	25
Amortization of prior service cost	0	0
Additional benefits for retirees	945	7,627
Net periodic pension expense	¥4,447	$35,892

(3) Summary of assumptions on benefit obligation:

Periodic distribution method of expected pension benefit	Straight-line method
Discount rate	3.0%
Expected rate of return on plan assets	3.5%
Amortization period of prior service differences (within average remaining service years when incurred)	10 years
Amortization period of actuarial loss (within average remaining service years when incurred, but amortization is to commence from the following year)	10 years

24. ISSUANCE OF COMMON STOCK TO RELATED PARTIES

The Company issued 36,000 thousand shares of common stock to related parties (Mr. Isao Okawa, then chairman and president, and CSK Corporation, a shareholder of the Company) and received ¥101,376 million ($818,208 thousand) of paid-in capital on April 3, 2000 (¥50,688 million for common stock, ¥50,688 million for additional paid-in capital).

25. STOCK OPTION PLAN

(1) Under the Company's stock option plan, which was approved at the General Meeting of Shareholders held on June 26, 1998, Directors and employees are entitled to be granted options for 194,000 shares at an exercise price of ¥2,688 at March 31, 2001.
(2) Under the plan, which was approved at the General Meeting of Shareholders held on June 29, 1999, Directors and employees are entitled to be granted options for 241,600 shares at an exercise price of ¥1,987 at March 31, 2001.
(3) Under the plan, which was approved at the General Meeting of Shareholders held on June 29, 2000, Directors and employees are entitled to be granted options for 590,000 shares at an exercise price of ¥1,813 at March 31, 2001.

26. SUBSEQUENT EVENT

On June 18, 2001, the Company issued ¥50 billion zero-coupon convertible bonds due 2004 at a conversion price of ¥2,398.

REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors of
SEGA CORPORATION

We have audited the accompanying consolidated balance sheets of SEGA CORPORATION and its subsidiaries as of March 31, 2000 and 2001, and the related consolidated statements of operations and shareholders' equity for each of the three years ended, and cash flows for each of the two years ended March 31, 2001, all expressed in Japanese yen. Our audits were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the consolidated financial statements referred to above present fairly the consolidated financial position of SEGA CORPORATION and its subsidiaries as of March 31, 2000 and 2001, and the consolidated results of their operations for each of the three years in the period ended March 31, 2001, and their cash flows for each of the two years in the period ended March 31, 2001 in conformity with accounting principles and practices generally accepted in Japan applied on a consistent basis.

As described in Note 2, SEGA CORPORATION and its subsidiaries have adopted new Japanese accounting standards for the preparation of consolidated financial statements and research and development costs effective for the year ended March 31, 2000 and financial instruments and retirement benefits effective for the year ended March 31, 2001.

The amounts expressed in U.S. dollars, which are provided solely for the convenience of the reader, have been translated on the basis set forth in Note 1 to the accompanying consolidated financial statements.

Chuo Aoyama Audit Corporation

ChuoAoyama Audit Corporation

Tokyo, Japan
June 28, 2001

Notice to readers

The accompanying consolidated financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan. The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in Japan.

NON-CONSOLIDATED STATEMENTS OF OPERATIONS

SEGA CORPORATION
For the years ended March 31, 1999, 2000 and 2001

	Millions of yen			Thousands of U.S. dollars
	1999	2000	2001	2001
Net Sales	¥214,546	¥272,585	¥192,713	$1,555,391
Cost of Sales	170,594	258,088	185,573	1,497,764
Gross profit	43,952	14,497	7,140	57,627
Selling, General and Administrative Expenses	41,871	49,022	27,909	225,254
Operating (loss) income	2,081	(34,525)	(20,769)	(167,627)
Other Income (Expenses):				
Interest and dividend income	1,604	1,315	2,642	21,324
Interest expense	(879)	(1,803)	(1,492)	(12,042)
Loss on write-down or disposal of inventories	(11,495)	(1,745)	(42,416)	(342,341)
Loss on write-off of loan receivables	—	—	(6,536)	(52,752)
Loss on sale or disposal of property and equipment	(1,085)	(1,377)	(1,197)	(9,661)
Loss on valuation of investments in securities	(1,291)	(553)	(4,432)	(35,771)
Loss on valuation of investments in subsidiaries and affiliates	(750)	(1,241)	(41,179)	(332,357)
Loss on valuation of cash trust for investments	(1,330)	—	—	—
Gain on donated assets from Mr. Okawa	—	—	77,913	628,838
(Loss) gain on sales of investments in securities	—	7,785	(1,038)	(8,378)
Gain on sale of network department	—	4,700	—	—
Loss on dissolution of a subsidiary	(5,014)	—	—	—
Net gain (loss) on foreign exchange	(529)	(1,596)	1,117	9,015
Provision for accrued employees' retirement benefits	—	—	(2,386)	(19,257)
Additional benefits for retirees	—	(2,016)	(945)	(7,627)
Provision for doubtful accounts	(7,139)	(4,272)	(38,060)	(307,183)
Loss on reserve for guaranteed obligation	(5,485)	(1,589)	—	—
Amortization of discounts on bonds	(686)	—	—	—
Amortization of bond and note issue expenses	(723)	(733)	(734)	(5,924)
Other, net	(416)	1,201	(6,569)	(53,019)
Total other expenses	(35,218)	(1,924)	(65,312)	(527,135)
Loss before income taxes	(33,137)	(36,449)	(86,081)	(694,762)
Income Taxes	246	350	1,160	9,362
Net loss	¥(33,383)	¥(36,799)	¥(87,241)	$ (704,124)

	Yen			U.S. dollars
	1999	2000	2001	2001
Per Share:				
Net loss—basic	¥(331.1)	¥(335.2)	¥(559.1)	$(4.51)
Cash dividends	39.0	—	—	—
Weighted average number of shares (thousands)	100,833	109,793	156,050	156,050

Notes: 1. U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥123.9=US$1; the exchange rate prevailing at March 31, 2001.
2. Net loss per share figures have been computed using the weighted average number of shares outstanding during each period.

NON-CONSOLIDATED BALANCE SHEETS

SEGA CORPORATION
March 31, 2000 and 2001

ASSETS	Millions of yen 2000	Millions of yen 2001	Thousands of U.S. dollars 2001
Current Assets:			
Cash and time deposits	¥ 71,198	¥ 17,406	$ 140,484
Notes and accounts receivable	48,156	23,756	191,735
Marketable securities	101	—	—
Lease-backed notes receivable	3,000	—	—
Inventories	29,645	6,917	55,827
Prepaid expenses	5,020	1,488	12,010
Treasury stock	1	33,574	270,976
Other current assets	21,096	23,831	192,341
Less allowance for doubtful accounts	(59)	(1,087)	(8,773)
Total current assets	178,158	105,885	854,600
Investments and Advances:			
Investments in securities	73,452	84,826	684,633
Long-term loans receivable	3,781	2,927	23,624
Other investments	60,147	107,932	871,122
Less allowance for doubtful accounts	(52,858)	(56,093)	(452,728)
Total investments and advances	84,522	139,592	1,126,651
Property and Equipment:			
Amusement machines and facilities	63,136	3,022	24,391
Buildings and structures	50,266	30,332	244,810
Other	20,018	8,642	69,750
	133,420	41,996	338,951
Less accumulated depreciation	(87,643)	(22,635)	(182,688)
	45,777	19,361	156,263
Land	22,574	22,557	182,058
Total property and equipment	68,351	41,918	338,321
Fixed Leasehold Deposits	20,475	2,186	17,643
Deferred Charges and Intangible Assets	11,599	5,912	47,716
Total assets	¥363,105	¥295,493	$2,384,931

Note: U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥123.9=US$1, the exchange rate prevailing at March 31, 2001.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen 2000	Millions of yen 2001	Thousands of U.S. dollars 2001
Current Liabilities:			
Short-term bank loans	¥ 5,000	**¥ 25,815**	**$ 208,354**
Current portion of long-term debt	—	**52,000**	**419,693**
Current portion of convertible bonds	88,452	**—**	**—**
Notes and accounts payable:			
Trade	44,155	**22,168**	**178,918**
Subsidiaries and affiliates	7,506	**657**	**5,303**
Other	1,698	**3,120**	**25,182**
	53,359	**25,945**	**209,403**
Accrued expenses	16,713	**19,655**	**158,636**
Income taxes payable	302	**129**	**1,041**
Reserve for guaranteed obligation	1,590	**—**	**—**
Other current liabilities	2,549	**9,888**	**79,806**
Total current liabilities	167,965	**133,432**	**1,076,933**
Long-Term Liabilities:			
Long-term debt	87,406	**29,557**	**238,555**
Accrued employees' retirement benefits	518	**2,993**	**24,157**
Accrued retirement benefits for directors and corporate auditors	42	**33**	**266**
Other long-term liabilities	1,650	**2,408**	**19,435**
Total long-term liabilities	89,616	**34,991**	**282,413**
Commitments and Contingent Liabilities			
Shareholders' Equity:			
Common stock, par value ¥50 per share:			
Authorised—200 million shares and 600 million shares at March 31, 2000 and 2001, respectively			
Issued—122,495,720 shares and 162,398,464 shares at March 31, 2000 and 2001, respectively	64,149	**117,919**	**951,727**
Additional paid-in capital	63,674	**117,440**	**947,861**
Legal reserve	3,008	**3,008**	**24,278**
Voluntary reserves	7,892	**7,891**	**63,688**
Special tax-purpose reserves	162	**154**	**1,243**
Accumulated deficit	(33,361)	**(120,593)**	**(973,309)**
Unrealised gain on investments in securities	—	**1,251**	**10,097**
Total shareholders' equity	105,524	**127,070**	**1,025,585**
Total liabilities and shareholders' equity	¥363,105	**¥295,493**	**$2,384,931**

SEGA CORPORATION

Head Office

2-12, Haneda 1-chome, Ohta-ku, Tokyo 144-8531

Tel: (03) 5736-7111

Date of Incorporation

June 3, 1960

Paid-in Capital

¥117,919 million (as of March 31, 2001)

Number of Employees

2,733 (as of March 31, 2001)

PRINCIPAL OVERSEAS SUBSIDIARIES

SEGA of America Dreamcast, Inc.

Townsend Center, 650 Townsend Street,

Suite 650, San Francisco, CA 94103-4908, U.S.A.

Tel: 1-415-701-6000

SEGA Enterprises, Inc. (U.S.A.)

Townsend Center, 650 Townsend Street,

Suite 575, San Francisco, CA 94103-4908, U.S.A.

Tel: 1-415-701-6500

Visual Concepts Entertainment, Inc.

One Thorndale Drive

San Rafael, CA 94903, U.S.A.

Tel: 1-415-479-3634

SEGA Europe Ltd.

Canberra House, Gunnersbury Avenue,

London W4 5QB, United Kingdom

Tel: 44-208-995-3399

SEGA Amusements Europe Ltd.

Unit 2, Industrial Estate,

Leigh Close, New Malden,

Surrey KT3 3NL, United Kingdom

Tel: 44-208-336-1222

AMERICAN DEPOSITARY RECEIPTS

Depositary

Morgan Guaranty Trust Company of New York

60 Wall Street, New York, NY 10260, U.S.A.

SEGA CORPORATION
2-12, Haneda 1-chome, Ohta-ku, Tokyo 144-8531, Japan
Tel: (03) 5736-7111 http://www.sega.co.jp/

This annual report is printed on recycled paper.
Printed in Japan